Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

July 5, 2017

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:
Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-218603 and 811-05037
Form N-14 regarding Reorganization of Century Small Cap Select Fund, a series of
Century Capital Management Trust into the Congress Small Cap Growth Fund, a series of the Trust

Dear Mses. Larkin and Hamilton,

This correspondence is being filed under Rule 145 under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments provided on June 27, 2017, to Elaine E. Richards, Esq. and Aaron J. Perkovich, President and Treasurer, respectively, of the Trust and other staff of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N‑14 on June 8, 2017 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of moving one existing series of the Century Capital Management Trust (the “Century Trust”) into a new series of the Trust.  Specifically, the Trust is proposing that the Century Small Cap Select Fund (the “Century Fund”), a series of the Century Trust, be reorganized into Congress Small Cap Growth Fund, a series of the Trust (“Acquiring Fund”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

*     *     *     *     *     *
The Trust’s responses to your comments are as follows:

1.
With respect to the section entitled “Questions and Answers,” on Pages ii and iii, under the heading “Question:  How will the Reorganization affect the fees and expenses I pay as a shareholder of the Century Fund,” the Staff observes that the following disclosure is provided: “Congress is permitted, with the approval of the PMP Trust Board, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months.”  The Staff’s position is that any recapture should occur within 3 years of the specific waiver or reimbursement.  Please confirm supplementally that this will occur in practice.

In addition, please confirm whether the Expense Cap can be changed.  If so, please confirm supplementally that any recapture is limited to the lesser of Expense Cap in place at time of waiver or the Expense Cap in place at the time of recapture.

The Trust responds supplementally to confirm that in accordance with the Fund’s Investment Advisory Agreement and Operating Expenses Limitation Agreement, with Board approval, the Advisor will only be permitted to recapture fees waived or expenses reimbursed from the Fund if such recapture occurs within 3 years (or 36 months) of the specific waiver or reimbursement.  The Trust has made this disclosure not only within the Q&A section, but also on page 16 of the Combined Proxy Statement/Prospectus.

Additionally, the Trust confirms supplementally that the Expense Cap can be changed with approval from the Board.  Should that occur, the Trust confirms that any recapture is limited to the lesser of the Expense Cap in place at the time of the waiver or the time of the recapture.  The Trust has made this disclosure not only within the Q&A section, but also on page 16 of the Combined Proxy Statement/Prospectus.

2.	With respect to the Fees and Expenses of the Fund table on Page 8, please confirm supplementally that all fees presented in the fee table are current fees.

The Trust responds by confirming supplementally that the table reflecting the Fees and Expenses of the Fund reflect current fees and expenses as of April 30, 2017, as disclosed on page 8.  The reason this date was selected is that it coincides with the financial statements prepared and issued by the Century Funds for the semi-annual period ending April 30, 2017.  However, upon further discussion with the staff, the Trust and Century Trust have determined to update the Fees and Expenses of the Fund table with new calculations, which factors in the current Fund assets as of May 31, 2017 and restates the fees and expenses as if the current assets reflect the average 12-month assets as of May 31, 2017.  This is because the Century Fund experienced a large shareholder redemption in March 2017.

See Appendix 1 to this Letter for the revised Fees and Expenses table.

3.
With respect to the Fees and Expenses of the Fund table on Page 8, the Staff notes that in looking at the 485(a) and 485(b) filings for the Congress Small Cap Growth Fund, the Fund’s expense ratios were 1.49% (Retail Class) and 1.24% (Institutional Class), whereas the Acquiring Fund’s pro forma expense ratios in the Form N-14 are shown as 1.39% (Retail Class) and 1.14% (Institutional Class).  Please explain this difference.  In addition, please confirm adherence with the requirements of Form N-1A, Item 3, Instruction 3(d).

The Trust responds by explaining that the difference in the expense ratios between the two filings was an error.  The correct numbers are now reflected in the appendix to this letter and will be reflected in the definitive filings of both the combined proxy statement/prospectus and the Acquiring Fund’s prospectus submitted pursuant to Rule 497(c).

The Trust further confirms that it has adhered to the requirements of Form N-1A, Item 3, Instruction 3(d).  In preparing the pro forma portion of the Fees and Expenses table for the Acquiring Fund, the Trust applied the expected fees and expenses of the Acquiring Fund to the 12-month average net assets of the Target Fund as of April 30, 2017.  This was done to ensure that the Acquiring Fund was using similar factors for measurement as those used by the Target Fund.

Nevertheless, after further discussion with the Staff, the Trust and Century Trust have prepared a new table for Fees and Expenses using assets as of May 31, 2017 as if that number were the 12-month average net assets.

See Appendix 1 to this Letter for the revised Fees and Expenses table.

4.
With respect to Footnote 2 of the Fees and Expenses of the Fund table on Page 8, the Staff notes that the Fund’s current assets of $80,662,495 at April 30, 2017 are discussed, given the large shareholder redemption.  In addition, the Staff also notes that a similar discussion is provided in the fifth paragraph to the shareholder letter and in response to the sixth question of the Q&A.  Please explain why the current net assets are not reflected in the Fees and Expenses of the Fund table.  The Staff’s position is that if the Fund experienced a large shareholder redemption, then the fee table should reflect it.  In your response, please make sure you address this in accordance with the requirements of Form N‑1A, Item 3, Instructions 3(d)(ii) and 3(d)(iii).

Although the Trust believes that the disclosure as presented met the requirements of Form N-1A, the Trust has modified the Fees and Expenses table and the footnote disclosure so that Fees and Expenses have been restated or estimated based on the Century Fund’s assets as of May 31, 2017.  The table is presented as if the assets were the 12-month average assets.

See Appendix 1 to this Letter for the revised Fees and Expenses table.

Similarly, the referenced paragraphs in the shareholder letter and the Q&A have been updated to read as follows:

In addition, there is expected to be a difference in the total annual fund operating expenses for the Acquiring Fund as compared to the Century Fund.  The Century Fund’s total annual fund operating expenses for the twelve month period ended October 31, 2016, were 1.16% and 1.46% for the Institutional Class shares and Investor Class shares, respectively.  The Century Fund’s total annual fund operating expenses for the twelve month period ended April 30, 2017, were 1.18% and 1.47% for the Institutional Class shares and Investor Class shares, respectively.  However, the assets of the Century Fund significantly declined from a twelve-month average of $156.9 million as of April 30, 2017 to current assets of $78,097,695 on May 31, 2017, due to a large shareholder redemption.  Accordingly, it is expected that the total annual fund operating expenses will increase from current levels for both the Century Fund and the Acquiring Fund.  If average net assets were to remain stable at approximately $78,097,695 for the next twelve months, the Century Fund’s total annual fund operating expenses could be approximately 1.43% and 1.64% for the Institutional Class shares and Investor Class shares, respectively.  Likewise, based on asset levels of the Century Fund on May 31, 2017 and the expense structure of the Acquiring Fund, it is estimated that the Acquiring Fund’s total annual fund operating expenses could be approximately 1.27% and 1.52% for the Institutional Class shares and Retail Class shares, respectively.  In order to ensure these expenses do not rise significantly in the future, Congress has contractually agreed to an operating expense limitation agreement that limits the Acquiring Fund’s total annual operating expenses to 1.30% and 1.55% for the Acquiring Fund’s Institutional Class shares and Retail Class shares, respectively (“Expense Caps”) for at least two years from the closing of the Reorganization.  The Century Fund does not have any Expense Caps.

5.	With respect to the Capitalization table on Page 10, please provide this information as of a date that is within 30 days of the filing date.

In reviewing Item 4 of Form N-14, the Trust did not observe this requirement in the Instructions.  After further discussion with the Staff, the Trust understands that it is a special Staff request with respect to shell fund reorganizations.  Accordingly, the Trust has made the change to the Capitalization table and it is now presented as of May 31, 2017 as shown below:

Capitalization

The following table sets forth as of May 31, 2017, the net assets, number of shares outstanding and the net asset value (“NAV”) per share of the Century Fund and the Acquiring Fund.  This information is generally referred to as the capitalization of a Fund.  The term “pro forma capitalization” means the capitalization of the Acquiring Fund as of May 31, 2017 giving effect to the Reorganization.  The Acquiring Fund will not have any assets until after the closing is complete.  These numbers may differ as of the closing date of the Reorganization.
Fund Capitalization as of May 31, 2017	Net Assets	Shares Outstanding	Net Asset Value Per Share

Century Fund (Investor Class)	$49,194,626.89	2,056,538.739	$23.92
Acquiring Fund (Retail Class) (pro forma)	$49,194,626.89	2,056,538.739	$23.92
Century Fund (Institutional Class)	$28,903,068.48	1,127,402.257	$25.64
Acquiring Fund (Institutional Class) (pro forma)	$28,903,068.48	1,127,402.257	$25.64

6.
With respect to section entitled “Financial Highlights” in Appendix D on Page D‑1, the Staff notes that the following disclosure is provided: “It is anticipated that following the Reorganization, the Acquiring Fund will be the accounting survivor of the Century Fund.”  However, the Staff further notes that under the section entitled “Performance Information” on Page 9, the following disclosure is provided: “The Acquiring Fund will adopt the financial statements and the performance history of the Century Fund.”  This disclosure appears to be inconsistent, since the Financial Highlights disclosure indicates that the Acquiring Fund will be the accounting survivor.  Please confirm that the Century Fund will be the accounting survivor and update the disclosure to be consistent.

The Trust confirms that the Century Fund will indeed be the accounting survivor.  The sentence noted in Appendix D on Page D-1 was a typographical error.  The Trust will correct the reference in the definitive filing to read that the “Century Fund will be the accounting survivor.”

7.	With respect to the penultimate paragraph of the shareholder letter, please consider adding a sentence, which states what would happen if the Reorganization is not consummated.

The Trust has included the following sentence to the referenced paragraph as follows:

If shareholders of the Century Fund do not approve the Plan, the Century Fund will not be reorganized into the corresponding Acquiring Fund and will remain as a series within Century Trust.  In this instance, Century and the Board of the Century Trust will have to consider other alternatives, including the possibility of liquidating the Century Fund.

8.
With respect to the section entitled “Questions and Answers,” on Page ii, under the heading “Question:  How will the Reorganization affect the fees and expenses I pay as a shareholder of the Century Fund,” please consider adding as the first sentence to this section disclosure conveying that fees and expenses are expected to increase for the Acquiring Fund.

The Trust respectfully declines to add any additional disclosure.  The Trust maintains that the fees and expenses are not increasing as a result of the Reorganization.  Rather, the recent large shareholder redemption out of the Target Fund currently has the effect of increasing the remaining Fund shareholders’ expense ratio.  The phenomenon would be the same whether or not the Reorganization was taking place.  Accordingly, the Trust believes the location of the detailed information about the current Fund assets is appropriate.

9.
With respect to the paragraph regarding where to obtain copies of the documents from the SEC located on the page preceding the Table of Contents of the Combined Proxy Statement/Prospectus, please confirm that the information at the top of the page adheres to the requirements of Form N-14, Item 5(e) and 5(f).

The Trust has reviewed the referenced disclosure and enhanced it in accordance with Form N-14, Item 5(e) and 5(f) as shown below.

You can also obtain copies of any of the above-referenced documents without charge on the EDGAR database on the SEC’s Internet site at http://www.sec.gov.  The Acquiring Fund is subject to certain informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, and files reports, proxy statements and other information with the SEC.  You may review and copy information about the Acquiring Fund, including proxy material, reports and other information filed by the Acquiring Fund, at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549 and at the Midwest Regional Office (175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60661).  You may obtain copies of reports and other information filed by the Acquiring Fund or the Century Fund, with a payment of a duplication fee, by electronic request at the following e-mail address:  publicinfo@sec.gov, or by writing to the SEC’s Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549.  Reports and other information filed by the Century Fund may be reviewed and copied at the public reference room maintained by the SEC in Washington D.C. at the address provided above.

10.
With respect to the section entitled “Comparison of the Century Fund to the Acquiring Fund” on Page 1, the Staff notes that the following disclosure is provided: “Century looks to companies within the Russell 2000 Index, which is currently comprised of companies with market capitalizations that range from $[17.3 million] to $[9.4 billion], whereas Congress will look to the companies within the Russell 2000 Growth Index, which is currently comprised of companies with market capitalizations that range from $[2.27 billion] to $[9.4 billion].”  Given that the Century Fund and the Acquiring Fund look to different indices, please explain supplementally why there is no need for repositioning.  Please consider whether the Century Fund has any holdings that have capitalization below $2.27 billion and whether the Century Fund would have to sell off those holdings to align with the new investment strategies of the Acquiring Fund.

The Trust has received confirmation that as of May 31, 2017, the referenced Russell Indices are actually comprised of companies with the same market capitalizations ranging from $12.1 million to $10.2 billion.  Accordingly, the disclosure will be updated as follows:

Comparison of the Century Fund to the Acquiring Fund
The Century Fund and the Acquiring Fund have the same investment objective and substantially similar principal investment strategies, and policies, which are presented in the table below with differences only existing in the language chosen to describe their strategies and policies.  There is a difference in how Century and Congress define the universe of small cap companies in which they invest – Century looks to companies within the Russell 2000 Index, whereas Congress will look to the companies within the Russell 2000 Growth Index.  As of May 31, 2017, both indices are comprised of companies with market capitalizations that range from $12.1 million to $10.2 billion.  Because the Century Fund and the Acquiring Fund have the same investment objective and substantially similar principal investment strategies, Century and Congress do not believe that any differences are the result of any differences in how the Century Fund has been managed and how the Acquiring Fund is expected to be managed.

11.
With respect to the section entitled “Board Considerations” and the bullet point entitled “Potential Economies of Scale” on Page 12, please consider adding a more substantive discussion regarding the Board’s consideration of potential economies of scale.

As provided by Century Capital Management Trust, the referenced paragraph within the “Board Considerations” section has been enhanced as follows:

•
Potential Economies of Scale.  The Board considered Congress’ distribution capabilities, the prospects for future growth of the Acquiring Fund and that the shareholders of the Century Fund may benefit from economies of scale depending on the future growth of the Acquiring Fund.  The Board noted that economies of scale are difficult to identify or quantify and that fee levels and expense subsidization, among other factors, may be relevant.  The Board noted that Congress would contractually agree to waive its advisory fee or reimburse Acquiring Fund expenses so that the Acquiring Fund does not exceed its expense cap.

12.
With respect to the section entitled “Board Considerations” and the bullet point entitled “Shareholder Services” on Page 12, please confirm supplementally what is meant by the statement: “shareholders would have additional fund options available for exchange through the Congress Funds after the Reorganization.”  For example, is this statement intended to convey that shareholders will have more funds to choose from?

The Trust confirms supplementally that the disclosure is intended to convey that currently the Century family of funds consists of only two fund series, while the Congress family of funds, with the addition of this new Congress Small Cap Growth Fund, consists of four fund series.

13.
With respect to the section entitled “Buying and Selling Fund Shares” and the table on Page 19, the Staff notes that the last line item to the table, Redemption Fees, is not properly aligned to reflect that “None” is applicable to the Congress Small Cap Growth Fund.  Please consider reformatting the table to be properly aligned.

The Trust will ensure that the definitive Proxy Statement/Prospectus has proper table alignment.

14.
With respect to the section entitled “Description of the Securities to be Issued; Rights of Shareholders” on Pages 20 and 21, please confirm supplementally that no shareholder rights are more limited as a result of the Reorganization.

The Trust confirms supplementally that shareholder rights will not be any more limited as a result of the Reorganization.

15.
The Staff notes that the Annual Report for the Century Fund is incorporated by reference into the Part B, Statement of Additional Information; however, that information will be stale on July 7, 2017.  Please consider incorporating the Century Fund’s Semi-Annual Report dated April 30, 2017 by reference.

The Trust responds by respectfully noting that the Semi-Annual Report dated April 30, 2017 has been incorporated by reference into the Part B, Statement of Additional Information, in the paragraph immediately following the referenced paragraph relating to the Annual Report.

*     *     *     *     *     *
I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (626) 914‑7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:      Domenick Pugliese, Schiff Hardin LLP

Appendix 1

Comparison of Fees and Expenses
Century Capital Management, LLC (“Century”) serves as the investment adviser to the Century Fund.  After the Reorganization, Congress Asset Management Company, LLP (“Congress”) will serve as the investment adviser to the Acquiring Fund.  There is a difference in the management fee arrangement for the Century Fund as compared to the Acquiring Fund.  Under the investment advisory and management services agreement between Century and Century Trust, on behalf of the Century Fund, the Century Fund pays a combined advisory fee and administration fee of 0.95% of the Century Fund’s average daily net assets.  However, under the investment advisory agreement with Congress, the Acquiring Fund will pay an advisory fee of 0.85% of the Acquiring Fund’s average daily net assets.  The Acquiring Fund will also pay a separate administration fee to the Acquiring Fund’s administrator as a percentage of the Acquiring Fund’s average daily net assets pursuant to a separate agreement.  Given the Century Fund’s current asset level, the Acquiring Fund’s administration fee will be approximately 0.10%.  The Century Fund’s investment advisory and management services agreement and the Acquiring Fund’s investment advisory agreement are further described under “Additional Information About the Reorganization – Investment Advisory Agreement,” below.
The table below describes the fees and expenses that you could be expected to ~~would have~~ incur~~red~~ by holding Investor Class or Institutional Class shares of the Century Fund, assuming the Century Fund’s assets as of May 31, 2017 were the 12-month average net assets for the twelve-month period ended ~~April 30~~May 31, 2017.  It also shows the pro forma fees and expenses that you would have incurred by holding Retail Class or Institutional Class shares of the Acquiring Fund during that period if the Reorganization had been consummated at the beginning of the period.  Actual expenses may be greater or less than those shown.  If the Reorganization is approved by shareholders, Institutional Class shares and Investor Class shares of the Century Fund will be reorganized into Institutional Class shares and Retail Class shares, respectively, of the Acquiring Fund.  It is expected that the Total Annual Fund Operating Expenses for both classes of the Acquiring Fund would have been lower than those of the corresponding share class of the Century Fund for the twelve-month period ended ~~April 30~~May 31, 2017.

Shareholder Fees (fees paid directly from your investment)
	Century Fund		Acquiring Fund (Pro Forma)
	Investor Class	Institutional Class	Retail Class	Institutional Class
Redemption Fees (for fund shares held less than 90 days, as a percentage of total redemption proceeds)	1.00%	1.00%	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class	Retail Class	Institutional Class

Management Fees[1]	0.95%	0.95%	0.85%	0.85%
Distribution (12b-1) Fees	0.21%	None	0.25%	None
Other Expenses	0.48%	0.48%	0.42%	0.42%
Total Annual Fund Operating Expenses[2]	1.64%	1.43%	1.52%	1.27%
1 The Century Fund is subject to a combined investment advisory and management services agreement.
2 Total Annual Fund Operating Expenses have been calculated using the Century Fund’s actual assets on May 31, 2017 of $78,097,695 ~~average net assets~~ as if they were the average net assets of the 12-month period ended ~~April 30~~May 31, 2017.~~, which were approximately $156.9 million.  However, the current assets on April 30, 2017 were $80,662,495 due to a large shareholder redemption and therefore it is expected that the total annual fund operating expenses will increase for both the Century fund and the Acquiring Fund.  If average net assets were to remain stable at approximately $80,662,495 for the next twelve months, the Acquiring Fund’s total annual fund operating expenses could be approximately 1.52% and 1.27% for the Retail Class shares and Institutional Class shares, respectively.~~

Congress and PMP Trust entered into an operating expense limitation agreement under which Congress has agreed to waive its management fees and/or reimburse expenses of the Acquiring Fund to ensure that the total annual operating expenses of the Acquiring Fund’s shares (excluding taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) do not exceed 1.55% and 1.30% for the Retail Class and Institutional Class shares, respectively, as a percentage of the Acquiring Fund’s average net assets.  The Century Fund does not have an operating expenses limitation agreement.  The Operating Expenses Limitation Agreement (“Expense Limitation Agreement”) for the Acquiring Fund will remain in effect indefinitely, but at a minimum, through September 30, 2019, but may be terminated by the PMP Trust Board prior to that time.  However, based on the estimated total annual fund operating expenses for the Institutional Class shares and Retail Class shares of the Acquiring Fund, expenses will be below the Expense Caps.
Expense Example:

This Expense Example below is intended to help you compare the cost of investing in the Century Fund and the Acquiring Fund, with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Century Fund or Acquiring for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Century Fund’s and Acquiring Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years	5 years	10 years
Century Fund
Investor Class	$167	$517	$892	$1,944
Institutional Class	$146	$452	$782	$1,713

Acquiring Fund (Pro Forma)
Retail Class	$155	$480	$829	$1,813
Institutional Class	$129	$403	$697	$1,534